51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

July 2, 2013

Item 3	News Release

News releases were disseminated through Marketwire on March 25, 2013 and July 3, 2013, respectively.

Item 4	Summary of Material Change

Argentex converted US$250,000 of the outstanding principal amount of the US$2.3 million convertible debenture issued earlier this month to Austral Gold Argentina S.A. In the partial conversion, which was effected July 15, 2013 at a conversion price of U.S.$0.274163 (CDN$0.2882) per Unit, Argentex issued 911,867 common shares and 455,933 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Argentex converted US$250,000 of the outstanding principal amount of the US$2.3 million convertible debenture issued earlier this month to Austral Gold Argentina S.A. In the partial conversion, which was effected July 15, 2013 at a conversion price of U.S.$0.274163 (CDN$0.2882) per Unit, Argentex issued 911,867 common shares and 455,933 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

July 17, 2013